SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2013

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-        .)

TABLE OF CONTENTS EXHIBITS	3
FORWARD-LOOKING STATEMENTS	3
SIGNATURES	5

EXHIBITS

Exhibit Number

1	Announcement dated December 23, 2013 regarding Adjustments to Public Telecommunications Network Interconnection Settlement Standard.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G and 4G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G and 4G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G and 4G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•	changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: December 24, 2013

	By:	/s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Announcement

ADJUSTMENTS TO PUBLIC TELECOMMUNICATIONS NETWORK

INTERCONNECTION SETTLEMENT STANDARD

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The Board of Directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company” or “China Unicom”) announced that the Company was notified by the Ministry of Industry and Information Technology of the PRC (the “MIIT”) that public telecommunications network interconnection settlement standards of basic telecommunications operators will be adjusted with effect from 1 January 2014.

Starting from 1 January 2014, in the event a mobile user of China Mobile (not including TD-SCDMA 157 and 188 prefix-number users) initiates a call to a mobile user of China Telecom or China Unicom, the settlement charge payable by China Mobile to the basic telecommunications operator receiving the call remains RMB 0.06 per minute. In the event a mobile user of China Telecom or China Unicom initiates a call to a mobile user of China Mobile (not including TD-SCDMA 157 and 188 prefix-number users), the settlement charge payable by the basic telecommunications operator originating the call to China Mobile will be adjusted from the prevailing rate of RMB 0.06 per minute to RMB 0.04 per minute. In the event a mobile user of China Telecom or China Unicom initiates a call to each other, the settlement charge payable by China Telecom or China Unicom remains RMB 0.06 per minute. The MIIT will assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustment when appropriate. Interconnection settlement charges for calls to and from TD-SCDMA users remain unchanged. In the event a mobile user of China Telecom or China Unicom initiates a call to a China Mobile’s TD-SCDMA 157 and 188 prefix-number user, the settlement charge payable by the basic telecommunications operator originating the call to China Mobile remains RMB 0.06 per minute. In the event a China Mobile’s TD-SCDMA 157 and 188 prefix-number user initiates a call to a mobile user of China Telecom or China Unicom, the settlement charge payable by China Mobile to the basic telecommunications operator receiving the call remains RMB 0.012 per minute. Meanwhile, the MIIT also adjusted the SMS and MMS interconnection settlement standards amongst the basic telecommunications operators. The SMS interconnection settlement standard will be adjusted from RMB 0.03 to RMB 0.01 per SMS and the MMS interconnection settlement standard will be adjusted from RMB 0.10 to RMB 0.05 per MMS.

In accordance with the above adjusted interconnection settlement standards and based on the development trend of traffic volume of the Company’s inter-mobile networks voice, SMS and MMS for 2013, the Company expects that the above adjustments will have a positive impact on the profit of the Company for 2014.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary

Hong Kong, 23 December 2013

As of the date of this announcement, the Board comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming,
John Lawson Thornton, Chung Shui Ming Timpson,
Cai Hongbin and Law Fan Chiu Fun Fanny

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